Exhibit 99.1

FinVolution Group Reports Third Quarter 2023 Unaudited Financial Results

-International transaction volume increased 99.1% year-over-year, contributing 18.3% of total revenue-

-International revenue reached RMB584.8 million, a year-over-year increase of 67.3%-

SHANGHAI, Nov. 20, 2023 /PRNewswire/ – FinVolution Group (“FinVolution” or the “Company”) (NYSE: FINV), a leading fintech platform, today announced its unaudited financial results for the third quarter ended September 30, 2023.

	For the Three Months Ended / As of		YoY Change
	September 30, 2022	September 30, 2023
Total Transaction Volume (RMB in billions)[1]	45.5	51.3	12.7%
Transaction Volume (China’s Mainland)[2]	44.4	49.1	10.6%
Transaction Volume (International)[3]	1.11	2.21	99.1%
Total Outstanding Loan Balance (RMB in billions)	60.3	65.9	9.3%
Outstanding Loan Balance (China’s Mainland)[4]	59.6	64.6	8.4%
Outstanding Loan Balance (International)[5]	0.64	1.29	101.6%

Third Quarter 2023 China Market Operational Highlights

•	Cumulative registered users[6] reached 152.6 million as of September 30, 2023, an increase of 8.3% compared with September 30, 2022.

•	Cumulative borrowers[7] for the China market reached 24.8 million as of September 30, 2023, an increase of 6.9% compared with September 30, 2022.

•	Number of unique borrowers[8] for the third quarter of 2023 was 2.3 million, a decrease of 8.0% compared with the same period of 2022.

•	Transaction volume[2] reached RMB49.1 billion for the third quarter of 2023, an increase of 10.6% compared with the same period of 2022.

•	Transaction volume facilitated for repeat individual borrowers[9] for the third quarter of 2023 was RMB42.4 billion, an increase of 9.0% compared with the same period of 2022.

•	Outstanding loan balance[4] reached RMB64.6 billion as of September 30, 2023, an increase of 8.4% compared with September 30, 2022.

•	Average loan size[10] was RMB8,505 for the third quarter of 2023, compared with RMB7,202 for the same period of 2022.

•	Average loan tenure[11] was 8.2 months for the third quarter of 2023, compared with 8.6 months for the same period of 2022.

•	90 day+ delinquency ratio[12] was 1.67% as of September 30, 2023, compared with 1.44% as of September 30, 2022.

Third Quarter 2023 International Market Operational Highlights

•	Cumulative registered users[13] reached 22.5 million as of September 30, 2023, an increase of 69.2% compared with September 30, 2022.

•	Cumulative borrowers[14] for the international market reached 4.4 million as of September 30, 2023, an increase of 41.9% compared with September 30, 2022.

•	Number of unique borrowers[15] for the third quarter of 2023 was 0.93 million, an increase of 27.4% compared with the same period of 2022.

•	Number of new borrowers[16] for the third quarter of 2023 was 0.42 million, an increase of 27.3% compared with the same period of 2022.

•	Transaction volume[3] reached RMB2.21 billion for the third quarter of 2023, an increase of 99.1% compared with the same period of 2022.

•	Proportion of transaction volume in the Indonesia market funded by the local financial institutions increased to 74.0% for the third quarter of 2023 from 54.9% for the same period of 2022.

•	Outstanding loan balance[5] reached RMB1.29 billion as of September 30, 2023, an increase of 101.6% compared with September 30, 2022.

•

International business revenue was RMB584.8 million (US$80.2 million) for the third quarter of 2023, an increase of 67.3% compared with the same period of 2022, representing 18.3% of total revenue for the third quarter of 2023.

Third Quarter 2023 Financial Highlights

•	Net revenue was RMB3,197.5 million (US$438.3 million) for the third quarter of 2023, an increase of 7.6% from RMB2,971.4 million for the same period of 2022.

•	Net profit was RMB574.7 million (US$78.8 million) for the third quarter of 2023, a decrease of 5.1% from RMB605.5 million for the same period of 2022.

•

Non-GAAP adjusted operating income[17], which excludes share-based compensation expenses before tax, was RMB583.8 million (US$80.0 million) for the third quarter of 2023, a decrease of 14.5% from RMB683.0 million for the same period of 2022.

•

Diluted net profit per American depositary share (“ADS”) was RMB2.05 (US$0.28) and diluted net profit per share was RMB0.41 (US$0.06) for the third quarter of 2023, which remained unchanged compared with the same period of 2022. Non-GAAP diluted net profit per ADS was RMB2.16 (US$0.30) and non-GAAP diluted net profit per share was RMB0.43 (US$0.06) for the third quarter of 2023, an increase of 1.4% compared with the same period of 2022. Each ADS of the Company represents five Class A ordinary shares of the Company.

[1]	Represents the total transaction volume facilitated in China’s Mainland and the international markets on the Company’s platforms during the period presented.
[2]	Represents our transaction volume facilitated in China’s Mainland during the period presented.
[3]	Represents our transaction volume facilitated in international markets outside China’s Mainland during the period presented.
[4]	Outstanding loan balance (China’s Mainland) as of any date refers to the balance of outstanding loans in China’s Mainland market delinquent within 180 days from the given date.
[5]	Outstanding loan balance (international) as of any date refers to the balance of outstanding loans in the international markets’ delinquent within 30 days from the given date.
[6]	On a cumulative basis, the total number of users in China’s Mainland market registered on the Company’s platforms as of September 30, 2023.
[7]	On a cumulative basis, the total number of borrowers in China’s Mainland market on the Company’s platform as of September 30, 2023.
[8]	Represents the total number of borrowers in China’s Mainland who have successfully borrowed on the Company platform during the period presented.
[9]	Represents the transaction volume facilitated for the repeat borrowers in China’s Mainland who successfully completed their transaction on the Company’s platform during the period presented.
[10]	Represents the average loan size on the Company’s platform in China’s Mainland during the period presented.
[11]	Represents the average loan tenor on the Company’s platform in China’s Mainland during the period presented.
[12]

“90 day+ delinquency ratio” refers to the outstanding principal balance of on- and-off balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on-and-off balance sheet loans on the Company’s platform as of a specific date. Loans that originated outside China’s Mainland are not included in the calculation.

[13]	On a cumulative basis, the total number of users registered on the Company’s platforms outside China’s Mainland market as of September 30, 2023.
[14]	On a cumulative basis, the total number of borrowers outside China’s Mainland market, on the Company’s platforms during the period presented.
[15]	Represents the total number of borrowers outside China’s Mainland who have successfully borrowed on the Company platform during the period presented.

[16]	Represents the total number of new borrowers outside China’s Mainland whose transactions were facilitated on the Company’s platforms during the period presented.
[17]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.

Mr. Tiezheng Li, Chief Executive Officer of FinVolution, commented, “During the third quarter of 2023, total transaction volume reached RMB51.3 billion, representing a year-over-year increase of 12.7%, while our total outstanding loan balance reached RMB65.9 billion, representing a year-over-year increase of 9.3%.

“Our tactical approach of maintaining progressive growth in the China market while pursuing faster growth in the international markets has proven very effective under the uneven macro conditions in the markets where we operate. During the third quarter, international transaction volume reached RMB2.21 billion, representing a year-over-year increase of 99.1%, while outstanding loan balance reached RMB1.29 billion, rising 101.6% year-over-year. The increased international transaction volume and outstanding loan balance contributed the growth of our international revenue to RMB584.8 million, up 67.3% year-over-year and contribute 18.3% of total revenue in the quarter,” concluded Mr. Li.

Mr. Jiayuan Xu, FinVolution’s Chief Financial Officer, continued, “We are encouraged by the financial results we achieved in the third quarter. Net revenue for the third quarter reached RMB3,197.5 million (US$438.3 million), representing a year-over-year increase of 7.6%. Our total liquidity position as of the end of September 2023 reached RMB8,525.2 million (US$1,168.5 million), representing a year-over-year increase of 58.2% and a sequential increase of 4.0%.”

“Moreover, through our annual dividend policy and share repurchase policy, we have consistently optimized the returns for our shareholders. During the first nine months of 2023, we deployed approximately US$65.9 million to repurchase our stock, reflecting our strong commitment to enhancing shareholders value,” concluded Mr. Xu.

Third Quarter 2023 Financial Results

Net revenue for the third quarter of 2023 increased by 7.6% to RMB3,197.5 million (US$438.3 million) from RMB2,971.4 million for the same period of 2022, primarily due to the increase in guarantee income and post-loan facilitation service fees.

Loan facilitation service fees decreased by 3.3% to RMB1,129.8 million (US$154.8 million) for the third quarter of 2023 from RMB1,168.7 million for the same period of 2022. This decrease was primarily due to the decrease in service fee rates, partially offset by the increase in transaction volume.

Post-facilitation service fees increased by 1.3% to RMB498.9 million (US$68.4 million) for the third quarter of 2023 from RMB492.3 million for the same period of 2022, primarily due to the increase in outstanding loans served by the Company and the rolling impact of deferred transaction fees.

Guarantee income increased by 40.1% to RMB1,152.0 million (US$157.9 million) for the third quarter of 2023 from RMB822.2 million for the same period of 2022. This increase was primarily due to the increased outstanding loan balance of off-balance sheet loans and the rolling impact of deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

Net interest income decreased by 17.1% to RMB273.3 million (US$37.5 million) for the third quarter of 2023, from RMB329.6 million for the same period of 2022, primarily due to the decrease in transaction volume of consolidated trust accounts.

Other revenue decreased by 9.6% to RMB143.5 million (US$19.7 million) for the third quarter of 2023 from RMB158.7 million for the same period of 2022, primarily due to the disposal of a pilot-run business.

Origination, servicing expenses and other costs of revenue increased by 5.1% to RMB520.0 million (US$71.3 million) for the third quarter of 2023 from RMB495.0 million for the same period of 2022, primarily due to the increase in facilitation costs and loan collection expenses as a result of higher transaction volume.

Sales and marketing expenses remained relatively stable at RMB530.1 million (US$72.7 million) for the third quarter of 2023, compared with RMB535.2 million for the same period of 2022, as a result of our proactive efforts for acquiring more new borrowers in both China and the international markets.

Research and development expenses increased by 5.6% to RMB132.6 million (US$18.2 million) for the third quarter of 2023 from RMB125.6 million for the same period of 2022, due to the increase in investments for technology development.

General and administrative expenses decreased by 1.8% to RMB98.6 million (US$13.5 million) for the third quarter of 2023 from RMB100.4 million for the same period of 2022, primarily due to the increase in operating efficiency.

Provision for accounts receivable and contract assets decreased by 21.6% to RMB86.9 million (US$11.9 million) for the third quarter of 2023 from RMB110.9 million for the same period of 2022, primarily due to the decrease in provision from other third-party platform.

Provision for loans receivable increased by 34.7% to RMB176.8 million (US$24.2 million) for the third quarter of 2023, from RMB131.3 million for the same period of 2022, primarily due to the increase in loan volume and outstanding loan balances in the international markets.

Credit losses for quality assurance commitment increased by 35.2% to RMB1099.2 million (US$150.7 million) for the third quarter of 2023 compared with RMB813.2 million for the same period of 2022. The increase was primarily due to the increases in loan volume and outstanding loan balances in both China and the international markets.

Operating profit decreased by 16.1% to RMB553.4 million (US$75.8 million) for the third quarter of 2023 from RMB659.8 million for the same period of 2022.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB583.8 million (US$80.0 million) for the third quarter of 2023, representing a decrease of 14.5% from RMB683.0 million for the same period of 2022.

Other income increased by 113.0% to RMB124.4 million (US$17.0 million) for the third quarter of 2023 from RMB58.4 million for the same period of 2022, mainly due to the additional gains from increased investment in investment products as well as government subsidies.

Income tax expense was RMB103.1 million (US$14.1 million) for the third quarter of 2023, compared with RMB112.7 million for the same period of 2022. This decrease was mainly due to the decrease in pre-tax profit for the third quarter.

Net profit was RMB574.7 million (US$78.8 million) for the third quarter of 2023, compared with RMB605.5 million for the same period of 2022.

Net profit attributable to ordinary shareholders of the Company was RMB566.0 million (US$77.6 million) for the third quarter of 2023, compared with RMB599.0 million for the same period of 2022.

Diluted net profit per ADS was RMB2.05 (US$0.28) and diluted net profit per share was RMB0.41 (US$0.06) for the third quarter of 2023, which remained unchanged compared with the same period of 2022. Non-GAAP diluted net profit per ADS was RMB2.16 (US$0.30) and non-GAAP diluted net profit per share was RMB0.43 (US$0.06) for the third quarter of 2023, an increase of 1.4% compared with the same period of 2022. Each ADS represents five Class A ordinary shares of the Company.

As of September 30, 2023, the Company had cash and cash equivalents of RMB5,700.7 million (US$781.3 million) and short-term investments, mainly in wealth management products and term deposit, of RMB2,824.5 million (US$387.1 million).

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage in China’s Mainland for all loan products facilitated through the Company’s online platform as of September 30, 2023:

Shares Repurchase Update

On August 28, 2023, the board of directors of the Company approved the Company’s third repurchase program, which allows the Company to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$150 million, effective from August 29, 2023 until August 29, 2025.

During the first nine months of 2023, the Company deployed a total of US$65.9 million to repurchase its own Class A ordinary shares in the form of ADSs in the market. As of September 30, 2023, in combination with the Company’s historical and existing share repurchase programs, the Company had cumulatively repurchased its own Class A ordinary shares in the form of ADSs with a total aggregate value of approximately US$248.2 million.

Conference Call

The Company’s management will host an earnings conference call at 7:30 p.m. U.S. Eastern Time on November 20, 2023 (8:30 a.m. Beijing/Hong Kong Time on November 21, 2023).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
Canada (toll free):	+1-855-669-9657
International:	+1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland, China:	400-120-1203

Participants should dial in at least five minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until November 27, 2023, by dialing the following telephone numbers:

United States (toll free):	+1-877-344-7529
Canada (toll free):	+1-855-669-9658
International:	+1-412-317-0088
Replay Access Code:	2339865

About FinVolution Group

FinVolution Group is a leading fintech platform with strong brand recognition in China and the international markets connecting borrowers of the young generation with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of September 30, 2023, the Company had over 175.0 million cumulative registered users across China, Indonesia and the Philippines.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these non-GAAP financial measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group, and non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2960 to US$1.00, the rate in effect as of September 29, 2023 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan, IRC

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of September 30,
	2022	2023
	RMB	RMB	USD
Assets
Cash and cash equivalents	3,636,380	5,700,722	781,349
Restricted cash	2,842,707	2,163,022	296,467
Short-term investments	3,427,020	2,824,471	387,126
Investments	1,084,084	1,126,652	154,421
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB374,304 and RMB465,872 as of December 31, 2022 and September 30, 2023, respectively	1,669,855	1,716,680	235,291
Intangible assets	98,692	98,692	13,527
Property, equipment and software, net	141,345	149,459	20,485
Loans receivable, net of credit loss allowance for loans receivable of RMB294,355 and RMB277,619 as of December 31, 2022 and September 30, 2023, respectively	2,136,432	1,556,097	213,281
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB496,918 and RMB412,194 as of December 31, 2022 and September 30, 2023, respectively	2,217,445	2,246,671	307,932
Deferred tax assets	919,361	1,455,433	199,484
Right of use assets	192,428	168,910	23,151
Prepaid expenses and other assets	2,966,751	2,974,613	407,705
Goodwill	50,411	50,411	6,909

Total assets	21,382,911	22,231,833	3,047,128

Liabilities and Shareholders’ Equity
Deferred guarantee income	1,805,164	1,869,869	256,287
Liability from quality assurance commitment	3,555,618	3,703,989	507,674
Payroll and welfare payable	274,408	222,626	30,513
Taxes payable	134,027	172,623	23,660
Funds payable to investors of consolidated trusts	1,845,210	1,225,856	168,018
Contract liability	5,109	5,109	700
Deferred tax liabilities	232,188	336,835	46,167
Accrued expenses and other liabilities	909,708	979,336	134,229
Leasing liabilities	176,990	159,575	21,872

Total liabilities	8,938,422	8,675,818	1,189,120

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	14
Additional paid-in capital	5,692,703	5,738,613	786,542
Treasury stock	(568,595)	(998,356)	(136,836)
Statutory reserves	698,401	698,401	95,724
Accumulated other comprehensive income	52,237	88,861	12,181
Retained Earnings	6,496,852	7,896,663	1,082,328

Total FinVolution Group shareholders’ equity	12,371,701	13,424,285	1,839,953

Non-controlling interest	72,788	131,730	18,055

Total shareholders’ equity	12,444,489	13,556,015	1,858,008

Total liabilities and shareholders’ equity	21,382,911	22,231,833	3,047,128

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	1,168,650	1,129,776	154,849	3,222,142	3,413,070	467,800
Post-facilitation service fees	492,253	498,916	68,382	1,433,479	1,474,274	202,066
Guarantee income	822,242	1,152,047	157,901	2,143,870	3,211,480	440,170
Net interest income	329,636	273,274	37,455	881,692	821,953	112,658
Other Revenue	158,664	143,514	19,670	403,044	403,071	55,245

Net revenue	2,971,445	3,197,527	438,257	8,084,227	9,323,848	1,277,939

Operating expenses:
Origination, servicing expenses and other cost of revenue	(495,022)	(519,985)	(71,270)	(1,522,401)	(1,548,373)	(212,222)
Sales and marketing expenses	(535,158)	(530,110)	(72,658)	(1,194,287)	(1,396,061)	(191,346)
Research and development expenses	(125,595)	(132,588)	(18,173)	(353,965)	(383,381)	(52,547)
General and administrative expenses	(100,426)	(98,641)	(13,520)	(287,373)	(274,813)	(37,666)
Provision for accounts receivable and contract assets	(110,899)	(86,884)	(11,908)	(278,387)	(217,535)	(29,816)
Provision for loans receivable	(131,336)	(176,776)	(24,229)	(289,933)	(479,281)	(65,691)
Credit losses for quality assurance commitment	(813,172)	(1,099,154)	(150,652)	(2,259,317)	(3,153,288)	(432,194)

Total operating expenses	(2,311,608)	(2,644,138)	(362,410)	(6,185,663)	(7,452,732)	(1,021,482)

Operating profit	659,837	553,389	75,847	1,898,564	1,871,116	256,457

Other income, net	58,403	124,387	17,049	156,169	327,065	44,828

Profit before income tax expense	718,240	677,776	92,896	2,054,733	2,198,181	301,285
Income tax expenses	(112,741)	(103,061)	(14,126)	(329,788)	(343,528)	(47,084)

Net profit	605,499	574,715	78,770	1,724,945	1,854,653	254,201
Net profit attributable to non-controlling interest shareholders	6,465	8,757	1,200	10,038	38,377	5,260
Net profit attributable to FinVolution Group	599,034	565,958	77,570	1,714,907	1,816,276	248,941
Foreign currency translation adjustment, net of nil tax	40,350	(88,159)	(12,083)	88,650	(36,624)	(5,020)

Total comprehensive income attributable to FinVolution Group	639,384	477,799	65,487	1,803,557	1,779,652	243,921

Weighted average number of ordinary shares used in computing net income per share
Basic	1,412,291,188	1,356,802,618	1,356,802,618	1,421,982,509	1,385,417,916	1,385,417,916
Diluted	1,463,337,838	1,382,049,817	1,382,049,817	1,468,882,368	1,414,900,795	1,414,900,795
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.42	0.42	0.06	1.21	1.31	0.18
Diluted	0.41	0.41	0.06	1.17	1.28	0.18
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.12	2.09	0.29	6.03	6.55	0.90
Diluted	2.05	2.05	0.28	5.84	6.42	0.88

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by/(used in) operating activities	325,837	178,370	24,448	(32,574)	1,357,273	186,030
Net cash provided by/(used in) investing activities	(1,280,514)	591,067	81,012	(1,081,347)	1,516,238	207,818
Net cash provided by/ (used in) financing activities	(56,246)	(110,924)	(15,203)	(350,048)	(1,516,270)	(207,822)
Effect of exchange rate changes on cash and cash equivalents	18,225	(11,383)	(1,560)	48,668	27,416	3,757
Net increase in cash, cash equivalent and restricted cash	(992,698)	647,130	88,697	(1,415,301)	1,384,657	189,783
Cash, cash equivalent and restricted cash at beginning of period	8,068,938	7,216,614	989,119	8,491,541	6,479,087	888,033
Cash, cash equivalent and restricted cash at end of period	7,076,240	7,863,744	1,077,816	7,076,240	7,863,744	1,077,816

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2022	2023		2022	2023
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues	2,971,445	3,197,527	438,257	8,084,227	9,323,848	1,277,939
Less: total operating expenses	(2,311,608)	(2,644,138)	(362,410)	(6,185,663)	(7,452,732)	(1,021,482)
Operating Income	659,837	553,389	75,847	1,898,564	1,871,116	256,457
Add: share-based compensation expenses	23,142	30,376	4,163	68,032	82,192	11,265
Non-GAAP adjusted operating income	682,979	583,765	80,010	1,966,596	1,953,308	267,722
Operating Margin	22.2%	17.3%	17.3%	23.5%	20.1%	20.1%
Non-GAAP operating margin	23.0%	18.3%	18.3%	24.3%	20.9%	20.9%
Non-GAAP adjusted operating income	682,979	583,765	80,010	1,966,596	1,953,308	267,722
Add: other income, net	58,403	124,387	17,049	156,169	327,065	44,828
Less: income tax expenses	(112,741)	(103,061)	(14,126)	(329,788)	(343,528)	(47,084)
Non-GAAP net profit	628,641	605,091	82,933	1,792,977	1,936,845	265,466
Net profit attributable to non-controlling interest Shareholders	6,465	8,757	1,200	10,038	38,377	5,260
Non-GAAP net profit attributable to FinVolution Group	622,176	596,334	81,733	1,782,939	1,898,468	260,206
Weighted average number of ordinary shares used in computing net income per share
Basic	1,412,291,188	1,356,802,618	1,356,802,618	1,421,982,509	1,385,417,916	1,385,417,916
Diluted	1,463,337,838	1,382,049,817	1,382,049,817	1,468,882,368	1,414,900,795	1,414,900,795
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.44	0.44	0.06	1.25	1.37	0.19
Diluted	0.43	0.43	0.06	1.21	1.34	0.18
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.20	2.20	0.30	6.27	6.85	0.94
Diluted	2.13	2.16	0.30	6.07	6.71	0.92